February 17, 2026

J.P. Morgan Exchange-Traded Fund Trust

277 Park Avenue

New York, NY 10172

Dear Sirs:

J.P. Morgan Investment Management Inc. (“JPMIM”) hereby agrees to waive fees owed to it or to reimburse each Fund listed on Schedule A for the period described therein. JPMIM will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, costs of holding shareholder meetings, and extraordinary expenses not incurred in the ordinary course of a Fund’s business. In addition, a Fund may invest in one or more money market funds advised by JPMIM or its affiliates (“affiliated money market funds”). JPMIM hereby contractually agrees to waive fees and/or reimburse expenses in an amount sufficient to offset the fees and expenses of the affiliated money market funds incurred by a Fund because of the Fund’s investment in such money market funds. This waiver does not apply to a Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

JPMIM understands and intends that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc.

/s/ Matthew J Kamburowski
Matthew J Kamburowski
Managing Director, CFO AM Client

Accepted by:

J.P. Morgan Exchange-Traded Fund Trust

/s/ Timothy C. Clemens
Timothy C. Clemens
Treasurer

[1]	In calculating the interest expense on short sales for purposes of this exclusion, the Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

SCHEDULE A

Fund Name	Expense Cap	Expense Cap Expiration
JPMorgan California Tax Free Bond ETF	0.34%	6/30/29
JPMorgan New York Tax Free Bond ETF	0.35%	6/30/29
JPMorgan Preferred and Income Securities ETF	0.55%	10/31/29
JPMorgan Fundamental Data Science Large Growth ETF	0.30%	10/31/29

2